UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on E&P assets in the Pelotas Basin

Rio de Janeiro, March 16, 2019 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on 12/23/2019, announces the beginning of the binding phase related to the sale of part of its interest in exploratory blocks belonging to the BM-P-2 concession, located in the Pelotas Basin deep waters, in the state of Rio Grande do Sul.

Petrobras and Total are partners in this concession and each has a 50% stake, with Petrobras as the operator. It will be a joint divestment, between 30% and 65% of participating interest and Petrobras will remain the operator of the concession.

Potential buyers qualified for this phase will receive a process letter with detailed information on the divestment process, including guidelines for due diligence and submission of binding proposals.

This announcement is in accordance with Petrobras' divestment guidelines and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at generating value for our shareholders.

About the exploratory blocks

The BM-P-2 Concession is located in the Pelotas Basin deep waters, in water depths between 1,000 m and 2,000 m, and was acquired by Petrobras (100% interest) in 2004 in the 6th Bidding Round of the National Agency of Petroleum, Natural Gas and Biofuels (ANP). Total became a partner with the acquisition of a 50% stake in 2013.

Currently, the concession contemplates the exploratory blocks P-M-1269, P-M-1271, P-M-1351 and P-M-1353 and is strategically positioned in relation to the 17th Bidding Round announced by the ANP, scheduled for 2020, in which blocks from the Pelotas Basin shall be offered. This concession presents a reduced exploratory commitment with the potential to prove significant volumes and establish a position in a new exploratory frontier.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1803 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer